1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101

Katherine K. Duncan
KDuncan@Fenwick.com I 206.389.4537

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

September 17, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention:     Stephen Kim
Rufus Decker
Donald Field
Mara Ransom
Re:         Remitly Global, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259167
Ladies and Gentlemen:
We are submitting this letter on behalf of Remitly Global, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 16, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-259167) filed with the Commission on September 14, 2021 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Amendment No. 1 to Registration Statement on Form S-1
General
1.We note your letter submitted on September 15, 2021 containing an explanation of the differences between the fair values of your common stock and the midpoint of the preliminary price range. Please address the following for all valuation dates and scenarios:
•Tell us the enterprise value and how you allocated that enterprise value between common and preferred stock;
In response to the Staff’s comment, please see below for a table presenting the Company’s enterprise value and equity value for each of Company’s third-party independent valuations conducted between August 15, 2019 and August 31, 2021, as well as a discussion of allocation of the enterprise value between the Company’s common stock and preferred stock. The valuation dates included below correspond to the independent valuations of the Company's common stock used for grants of equity awards issued by the Company during the year ended December 31, 2020 and for the period through August 31, 2021. The following table represents the Company’s enterprise value and equity value for each of the dates the Company completed valuation of its Common Stock with the assistance of third-party valuation specialists, as well as the allocation methodology used, which is further described below:
Enterprise Valuations:

Date of Third-party Independent Valuation	Enterprise Value	Equity Value	Allocation Methodology
August 15, 2019	$[*]	$[*]	Option Pricing Method (“OPM”)
April 1, 2020	$[*]	$[*]	OPM
August 5, 2020	$[*]	$[*]	OPM
December 22, 2020	$[*]	$[*]	OPM and Probability Weighted Expected Return Method (“PWERM”)
March 1, 2021	$[*]	$[*]	OPM and PWERM
June 2, 2021	$[*]	$[*]	OPM and PWERM
July 15, 2021	$[*]	$[*]	OPM and PWERM
August 31, 2021	$[*]	$[*]	OPM and PWERM
Allocation Methodology:
The stage of the Company’s development and the differences between the rights and preferences of the preferred and common stockholders result in potentially different future outcomes for each class and the Company as a whole. Therefore, to estimate the value of the common stock, it is necessary to
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

allocate the selected equity value among the various classes of preferred stock, common stock, and options. When considering the appropriate allocation methodology to use to allocate the Company’s enterprise or equity value amongst the Company’s capital stock, the Company considered three common allocation methodologies to employ: the current value method, the probability-weighted expected return method, and the option pricing method. At each valuation date, the allocation methods were reviewed and an appropriate method was selected at each date, based on the current facts and circumstances known or knowable at that time, including factors such as the stage of development of the Company, potential exit scenarios and timing of those scenarios (if applicable), and other company-specific and market factors. For valuations prior to December 22, 2020, an OPM was used. For valuations including and after December 22, 2020, a hybrid method was used, which included an OPM and PWERM, considering various exit scenarios. The reasons for selecting these allocation methods were as follows:

OPM - For valuations prior to December 22, 2020:
At the time of the third-party independent valuations performed in 2020, the Company had not taken any concrete steps towards an IPO, given both the uncertainty of the capital markets due to COVID-19, and the uncertainty with the Company’s performance, particularly in the first half of 2020, prior to significant growth experienced beginning with the latter half of the second quarter. This was evident in the Company’s revision of its forecasts in April 2020 to reflect projected downside scenarios due to potential constraints on our customers’ availability to remit funds due to their own loss of income as a result of the COVID-19 pandemic. Although these forecasts were later revised in the latter half of 2020, when the Company saw significant growth in active users and volume as a result of the increased demand for online remittances, this delayed the Company’s considerations of a potential exit through an IPO, until December 2020. As such, the option pricing method (the “OPM”) was selected as the most reliable allocation method given the reasonable expectation of lognormal distributions of potential outcomes of a liquidity event, and the difficulty selecting and supporting appropriate exit values. The current value method and the probability-weighted expected return method (“PWERM”) were not deemed appropriate for reasons cited above. Therefore an OPM was used for any valuations prior to December 2020.
Hybrid / PWERM - Valuations beginning with December 22, 2020:
Starting in December 2020, the Company began to have initial conversations about a potential initial public offering (“IPO”), and therefore began to use a hybrid method utilizing a combination of an OPM and a PWERM allocation methodology to estimate the value of the Common Stock, based on this change in facts and circumstances. A driver for these conversations was not only the significant growth seen by the Company in the back half of 2020, but also the increase in activity in the equity capital markets, indicating increasing valuations, and potentially providing a path to an exit event. These initial conversations in December 2020 resulted in the Board authorizing the Company to move forward with IPO readiness assessments in January 2021. As such, a hybrid approach was determined to be the most
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

relevant allocation method for valuations beginning with the December 22, 2020 valuation, given the potential implications regarding investors’ expectations about the distribution of future value outcomes of the Company.
•Tell us the guideline public companies utilized in the calculation, and discuss in greater detail how you determined these were comparable given their financial and operating characteristics;
As part of the Company's valuation process for valuing its common stock, the Company monitors its guideline public companies utilized as part of the valuation of its common stock. The guideline public companies used throughout the Company’s 2019 and 2020 third-party independent valuations and through March 2021 have consistently included all of the following companies selected, based on the determination that they operate in the same industry and/or have similar revenue models to the Company:
•PayPal Holdings, Inc. (PYPL)
•Square, Inc (SQ)
•Fiserv, Inc. (FISV)
•The Western Union Co. (WU)
• Euronet Worldwide, Inc. (EEFT)
•Qiwi plc (QIWI)
The Company concluded these entities were reasonable in light of the Company’s stage of development, its expected near-term and long-term funding requirements, and an assessment of the current Financial Technology (“FinTech”) industry environments, external market conditions affecting the Company’s industry, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions. The timing of these future liquidity events was determined primarily from input from the Company’s Board of Directors (the “Board”) and its management. As the Company neared a potential IPO, the weighting given to the IPO scenarios and the approach and allocation of pricing methods applied has been adjusted accordingly. The Company has shifted from the use of a pure OPM to the use of the hybrid approach applying an OPM within the context of the PWERM. Under the PWERM, the value of a company’s particular equity class is estimated based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

present value of these expected outcomes, as well as the rights of each class of preferred and common stock.
•For the additional guideline public companies included in the July and August 2021 valuations, tell us why they were not previously included given their recent initial public offering, and the similarity in their industry, state and size; and
In the June 2, 2021 third-party independent valuation, the Company updated its guideline public companies to include the following additional entities, replacing some of the prior lower growth public companies used, due to the greater availability of public companies of more comparable size, stage and growth as the Company:
•Lightspeed POS Inc. (TSX: LSPD)
•Affirm Holdings, Inc. (AFRM)
•Nuvei Corporation (TSX: NVEI)
•Shift4 Payments, Inc. (FOUR)
•Payoneer, Inc.
These companies were used in place of Fiserv, Inc (FISV), Euronet Worldwide, Inc (EEFT) and Qiwi plc (QIWI). The primary driver for updating the list of guideline public companies in June through August 2021 was the result of the rapid growth in both the FinTech industry and in the equity capital markets of technology stocks generally, resulting in an increase in the volume of IPOs of other high-growth FinTech companies, which provided greater availability of comparable public companies of similar size, stage, and growth trajectory as the Company. Specifically, the companies added to the Company’s list of guideline public companies above are those who have recently gone public in the last 12 months. These companies were added based on bankers input regarding comparable FinTech companies and on the financial and growth profile. Fiserv, Inc (FISV), Euronet Worldwide, Inc (EEFT) and Qiwi plc (QIWI) were not mentioned by the bankers as comparable companies, and as the Company’s growth rate accelerated, it was more appropriate to focus on higher growth companies.
In the July 15, 2021 valuation, the Company updated its guideline public companies to include Wise pls (LSE: WISE), which went public on the London Stock Exchange in July 2021, and in the August 31, 2021 valuation, also included Paymentus Holdings. Inc (PAY) and Flywire (FLYW), both of which went public in late May 2021. These three companies had recently gone public, and forward financial projections became publicly available approximately 25 days after each of their public offerings. As such, we updated our guideline public companies to be reflective of these additional public companies, all of which are high growth FinTech companies. The updated guideline public companies, along with the Company completing additional milestones towards achieving an IPO, which included an organizational
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

meeting for an IPO and the Company’s confidential draft registration statement, resulted in a significant increase to the Company’s resulting fair value of common stock as of July 15 and August 31, 2021.
•For any secondary transactions involving your capital stock, tell us:
◦The transaction details including the number of shares sold/repurchased and the price per share;
◦Whether the transaction had an impact on the valuation, and if so, the level of weighting into the valuation; and
◦If the transaction did not have an impact, the facts and circumstances that support the exclusion of the transaction in the valuation.
In response to the Staff’s comment, please see below for a table presenting the Company’s secondary transactions of its capital stock from August 15, 2019 through August 31, 2021 (i.e., the valuation dates discussed herein). Except where noted below, the following secondary transactions were considered in the respective valuations based on the dates they became known or knowable:

Secondary Sale Date	Number of Shares Sold	Share Class Sold	Sale Price Per Share
October 22, 2019 - Tender Offer	2,053,690	Common Stock	$5.36
October 22, 2019 - Tender Offer	2,295,603	Preferred Stock	$5.66
April 17, 2020*	[*]	Common Stock	$[*]
May 1, 2020*	[*]	Common Stock	$[*]
August 3, 2020	[*]	Common Stock	$[*]
August 7, 2020	[*]	Common Stock	$[*]
August 27, 2020	[*]	Common Stock	$[*]
August 27, 2020**	[*]	Series A Preferred Stock	$[*]
October 6, 2020	[*]	Series A Preferred Stock	$[*]
October 6, 2020	[*]	Series C Preferred Stock	$[*]
October 27, 2020	[*]	Series Seed Prime Preferred Stock	$[*]
November 19, 2020	[*]	Common	$[*]
December 16, 2020	[*]	Common	$[*]
January 24, 2021	[*]	Common Stock	$[*]
February 26, 2021*	[*]	Common Stock	$[*]
March 8, 2021	[*]	Common Stock	$[*]
March 18, 2021	[*]	Common Stock	$[*]
May 25, 2021	[*]	Common Stock	$[*]
June 15, 2021	[*]	Common Stock	$[*]
July 14-15, 2021	[*]	Common Stock	$[*]
*Not known or knowable at the time of the valuation. The impact would not have been material to the value.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

**Not known or knowable at the time of the August 5, 2020 valuation. The impact would not have been material to that value. The other three secondaries in August 2020 were included in the August 5, 2020 valuation, as noted in our prior letter to the Staff. The additional shares sold on August 27, 2020 were later incorporated into the December 22, 2020 valuation report. Note that if the August 27, 2020 sale had been included in the August 5, 2020 valuation, this would have resulting in <$0.02 change to the fair value of common stock, and <$50K to the grant-date fair value of options granted during the period for which the August 5, 2020 valuation report was used.
The valuations prior to December 22, 2020, which utilized an OPM as the single allocation methodology, incorporated an explicit weighting on the secondary transactions that is applied to an OPM model output value for common stock. This weighting was selected to appropriately incorporate market participant expectations embedded in the secondary stock price transactions for a fully diluted exit. The valuations weighted these transactions only 1.5% to the common stock value, considering the timing of the transactions compared to the valuation dates, the low level of frequency and volume of secondary transactions, and when considering the parties (sellers were founders, early investors, former and current employees and the buyer was the Company and existing investors) to the transactions.
By comparison, in a valuation model that does not explicitly incorporate a fully diluted exit, like the PWERM, which was the allocation methodology used in valuations beginning with December 22, 2020, the secondaries are not weighted directly. The PWERM valuations incorporated fully diluted exits by modeling multiple scenarios that had a high probability (weighting). The secondary sale prices for the Company’s capital stock in each of these valuations fell within the range of indicated values of the discrete fully diluted exits in the PWERM. As a result, the secondary stock weighting in the PWERM was not explicitly weighted, as the secondary sale prices fell within the range of the PWERM model’s fully diluted per share values, and as a result, were already incorporated directly in the PWERM.
2.To help us understand the substantial increases in the common stock fair value and the enterprise value in 2021, please provide us a timeline that provides all relevant events causing increases in your common stock fair value and enterprise value since and including your December 22, 2020 valuation through the date of your response. Ensure that this timeline:
•Identifies and explains, in sufficient detail, all company-specific (financial and/or operation related) and market-specific events causing changes in value;
•Identifies and discusses key events associated with your offering including:
◦When your Board of Directors began contemplating this offering and when it was authorized;
◦When underwriters were engaged;
◦All discussions of enterprise value or IPO pricing, even on an informal or preliminary basis;
◦When financial statements were finalized; and
◦When filings were made.
•Identifies the dates of each event; and
•Quantifies company-specific and market-specific events causing changes in common stock fair value and enterprise value, to the extent possible.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

In response to the Staff’s comment, the Company advises the Staff that it is supplementally providing the Staff with a timeline (the “Timeline”) that includes the information requested in the second and third bullets of its comment through the Commission’s confidential portal. With respect to the fourth bullet, the Company advises the Staff that numerous independent events have had an impact on the Company’s Common Stock fair values and enterprise values. Due to the multitude of both Company-specific and market-specific factors that are used to determine fair value and enterprise value, the Company respectfully submits that it is not empirically practicable to quantify the individual impact of such factors.
With respect to enterprise value, the Company’s historical determinations are based on numerous factors, including secondary transactions, the Company’s historical performance and revenue forecasts, as well as external market factors such as the robustness of the equity capital markets, the continued low interest rate environment, investor receptiveness to new equity issuances and government economic stimulus activity, as well as other factors, including the Company’s progress and steps towards going public. With respect to fair value of the Common Stock, the Company advises the Staff that all known events and potential contributing factors had been contemplated in the preparation of such valuations, including the Company’s then-current financial projections, the anticipated impact of known secondary transactions and estimates with respect to projected revenue and the resulting cash-adjusted enterprise value-to-revenue multiples.
At a more detailed level, and in response to the information requested in the first and fourth bullets of its comment, we respectfully refer the Staff to our response letter dated September 15, 2021 in terms of additional Company-specific and market-specific events that caused changes in the fair value of our common stock, which we have included below. As part of our response to the Staff's comment, we have also included additional details below, which also correspond to the Timeline supplementally provided.
Valuations through August 2020:
Except for the April 2020 valuation, the key factors for the increase in valuation during 2020 included an overall increase in the Company’s equity valuation, as evidenced by the increase in the purchase price of the Series F preferred stock, as compared to the Series E preferred stock, resulting from the Company’s growth during the second and beginning of the third quarters in 2020, as a result of an increase in the demand for online remittances throughout the COVID-19 pandemic, the increase in broad market valuations period to period, as well as the continued decrease in the DLOM, as the Company continued to make progress towards reducing the time until a potential liquidity event.
The Company notes that the decrease in per share value for the April 1, 2020 valuation was primarily due to the significant uncertainty in the global market at the valuation date due to the impact of the COVID-19 pandemic, which was evident in the significant decline in the valuations of guideline public companies. In addition, as of the April 1, 2020 valuation date, as a result of the COVID-19
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

pandemic, the Company had lowered its revenue forecasts for 2020 and 2021. Taken together, the uncertainty surrounding the duration and extent of the COVID-19 pandemic at the time of the valuation, as indicated in the contraction of valuations of guideline public companies and the overall market, along with the reduction in Company-specific forecasts, resulted in a reduction to the Company’s Common Stock value at April 1, 2020. When evaluating the August and December 22, 2020 valuations, as compared to the April 2020 valuation, the Company had revised its revenue forecast expectations for 2020 and 2021, as a result of the significant growth seen in the back half of the second quarter of 2020 and into the third quarter of 2020, with the expectation that this revenue growth would continue in future periods.
December 22, 2020 valuation:
The key factors for the increase in valuation included an overall increase in the Company’s equity valuation, resulting from continued growth during 2020 and 2021 as a result of an increase in the demand for online remittances due to the COVID-19 pandemic, as well as consideration of potential IPO scenarios, given the Company’s potential IPO plans as of the December 22, 2020 valuation date. Generally, the PWERM methodology results in higher valuations, which is consistent with the Company’s expectations at the time of pursuing a public exit. As of the December 22, 2020 valuation date, formal banker IPO presentations and organizational kick-off meetings had not yet occurred (they were held in late March 2021 to mid-April 2021), and therefore a lower probability was assigned to the PWERM analysis than that of the OPM, as compared to later valuations in 2021, as the Company’s timing and plan to IPO was refined.
March 1 and June 2, 2021 valuation:
The key factors for the increase in valuation during the above dates included an overall increase in the Company’s equity valuation, resulting from continued growth during 2021 as a result of an increase in the demand for online remittances due to the COVID-19 pandemic, as well as consideration of potential IPO scenarios, given the Company’s potential IPO plans, and discussions with investment bankers. As the Company gained additional visibility into potential exit scenarios and likelihood of exit, this increases both the probability placed on the IPO scenarios, and the aggregate pre-money equity values associated with those IPO scenarios. Progress towards an IPO from January 2021 through June 2, 2021 included meetings with bankers in March 2021, selecting banks for an underwriting syndicate in April 2021, and the organizational meeting which took place in April 2021. Taken together, these factors contributed to the overall increase in the Common Stock valuation during the first half of 2021. The overall increase in total equity value of the Company is also consistent with valuations observed in the public equity markets in 2021, and is consistent with the recent growth in the equity capital markets of technology stocks, in particular, and the increased valuations of recent financial technology and other platform company initial public offerings, which have increased dramatically, due to favorable market conditions, growth, the interest rate environment, and increased demand for digital presence.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

Additionally, for the June 2, 2021 valuation, the Company also revised its forecast in late April 2021, based on positive year to date results, which also contributed to the increase to the Company's valuation as of June 2, 2021.
July 15 and August 31, 2021 valuations:
The continued increase in the Company's valuation, as seen in the July and August 2021 common stock valuations, was predominantly due to the increase in the probability and timing of exit used in the Company’s PWERM analysis, as noted above, and which was reflected in the shift of probability percentages towards an earlier-stage IPO, along with a decrease in the weighted average DLOM, consistent with that expectation. In addition, the Company revised its forecast in early July 2021, as a result of continued positive year-to-date results. Taken together, these resulted in significant increases to the Company’s valuation of Common Stock during July and August 2021.
In addition, due to the Company achieving additional milestones towards going public, in particular filing its public S-1 Registration Statement filed on August 30, 2021, the August 31, 2021 valuation assigned a very high probability to the PWERM (92.5%), as opposed to the OPM, along with a decrease in the DLOM, resulting in a significant increase in valuation between July and August 2021, in line with those milestones. Furthermore, in late July 2021 and through August 2021, the Company received a market update from its bankers, as well as feedback from investor meetings, that indicated that valuation multiples of FinTech companies were continuing to increase, as reflected in recent IPOs seen in the equity markets, including the guideline public companies utilized by the Company when valuating its common stock. Taken together, these resulted in the increase in the Company's common stock valuation at August 31, 2021.
Lastly, in regards to the valuation of the Company's common stock at August 31, 2021 as compared to the preliminary price range in the Company's Registration Statement filed on September 14, 2021, the Company notes that in September a decision was made to sell a higher number of secondary shares than primary shares, which is less dilutive to the price per share than would have been contemplated in prior valuations, which assumed a higher number of primary shares. This factor, taken with the other factors aforementioned in the response letter the Company submitted on September 15, 2021, accounted for the difference in the fair value of the Company's stock between August 31, 2021 and the preliminary price range used in the Company's Registration Statement.
Additional considerations of other market events:
Lastly, with regards to market events, the following graph represents the change in the guideline public companies used in the Company's valuation. We note that the Company’s common stock value increased within the range of the changes in the guideline public companies, except for in the August 2021 valuation. Refer to the previous discussion for the Company-specific factors that drove the increase in the August 2021 valuation.
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2021

Comparable Peer Companies Graph

[*]

*******
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4537.

CC:	Matthew Oppenheimer	Sincerely,
Saema Somalya
	Remitly Global, Inc.	/s/ Katherine K. Duncan
Katherine K. Duncan
	Aman Singh Angela Park	Partner FENWICK & WEST LLP
Fenwick & West LLP
CONFIDENTIAL TREATMENT REQUESTED BY REMITLY GLOBAL, INC.